METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of March 25, 2026, should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Glossary of terms:

  Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.
  kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; dmt: dry metric tonnes; oz: ounces; koz: kilo ounces; Moz: million ounces; Mlbs: million pounds; ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.
  C$; Canadian Dollar; A$: Australian Dollar.

See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Management's Discussion and Analysis Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a royalty and streaming company that is focused on acquiring and originating gold, silver, and copper metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GP") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, Net Proceeds ("NP") royalties, and streams. The Company's issued and outstanding common shares (the "Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

Key Company highlights during the year ended December 31, 2025, and subsequent period include:

  A record breaking 2025 fiscal year, recording revenue of $11.7 million (2024 - $5.9 million), cash flow from operating activities of $4.4 million (2024 – negative $2.6 million), and Adjusted EBITDA of $4.7 million (2024 - $1.4 million) (see Non-IFRS Financial Measures). All of which were annual records for the Company and represented a 100% increase to revenue, 271% increase to cash flow from operating activities, and a 228% increase to Adjusted EBITDA compared to the 2024 fiscal year. The Company also recorded a net loss of $4.2 million versus a net loss from 2024 of $5.5 million, and received or accrued payments on 3,436 Gold Equivalent Ounces (“GEOs”) (2024 – 2,481 GEOs) (see Non-IFRS Financial Measures), which was a 38% increase compared to 2024;

  On February 19, 2026, First Quantum Minerals Ltd. (“First Quantum”) announced the filing of an updated technical report for the Taca Taca project prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) with an effective date of December 31, 2025. The findings of the technical report support the development of Taca Taca as an open pit mine with an initial mine life of 35 years, initial processing capacity of 40 Mtpa with an expansion to 60 Mtpa in the fifth year of operations, Proven and Probable Mineral Reserves total 1,990 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,429 kt of copper and 5,532 koz gold, and Measured and Indicated Mineral Resources total 2,078 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,716 kt of copper and 5,715 koz gold;

  On February 17, 2026, IAMGOLD Corp. (“IAMGOLD”) reported approximately 3,600 meters of drilling at the Gosselin deposit during the fourth quarter, for a total of 53,750 meters in 2025. The program was focused on converting a significant portion of Inferred Resources to the Indicated category. IAMGOLD announced that the results of the Gosselin exploration program will be included in an updated Mineral Reserve and Mineral Resource estimate in the second quarter of 2026, and will inform the planned updated technical report which will consider a larger scale gold mine with a conceptual mine plan targeting both the Côté and Gosselin zones over life of mine.  The updated technical report is expected to be completed by the end of 2026;

  On October 31, 2025, the Company completed the acquisition of a further 0.15% interest in the Côté-Gosselin NSR royalty for C$3.4 million, bringing Metalla's total ownership on the Côté-Gosselin NSR royalty to 1.50%;

  On October 21, 2025, Silver Storm Mining Ltd. ("Silver Storm") reported that rehabilitation activities had restarted at the previously operating La Parrilla mine complex, with engineers engaged and mobilized, long-lead items ordered for the sulphide circuit expansion to 1,250 tpd, and SRK Consulting retained to review the restart plan, targeting a potential restart of operations as early as the second quarter of 2026;

  On September 8, 2025, Sierra Madre Gold & Silver Ltd. (“Sierra Madre”) outlined a two-stage expansion at La Guitarra, which Sierra Madre expects to initially increase nameplate processing capacity from 500 tpd to approximately 750-800 tpd by Q2 2026, followed by a subsequent increase to approximately 1,200-1,500 tpd by Q3 2027 through the construction of a new dry-stack tailing facility and a secondary crushing circuit;

Management's Discussion and Analysis Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  On August 13, 2025, Hudbay Minerals Inc. ("Hudbay") announced a $600 million strategic investment from Mitsubishi Corporation ("Mitsubishi") for a 30% joint venture interest in Copper World. The contribution from Mitsubishi will consist of $420 million upon closing and a $180 million matching contribution payable no later than 18 months following the closing.  Mitsubishi will contribute 30% of the ongoing costs beginning August 31, 2025, and will participate in the funding of the definitive feasibility study as well as the final project design, project financing, and project construction for Copper World;

  On August 11, 2025, Equinox Gold Corp. ("Equinox") announced  that its Castle Mountain Mine Phase 2 Project ("Castle Mountain") has been accepted into the FAST-41 program ("FAST-41"). FAST-41 is a U.S. federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Acceptance into the program is expected to enhance regulatory certainty through a defined permitting schedule that may reflect reduced permitting timelines. Based on the permitting timeline posted to the FAST-41 project dashboard on August 8, 2025, the federal permitting process should be completed in December 2026;

  On June 26, 2025, the Company announced the release of its 2025 Asset Handbook outlining the Company’s royalties and streams, as well as Mineral Reserve and Mineral Resource data for the underlying properties. The Asset Handbook is available on the Company’s website; and

  On June 24, 2025, the Company entered into an agreement with the Bank of Montreal ("BMO") and National Bank Financial ("NBF") for a revolving credit facility of up to $40.0 million with an accordion feature for an additional $35.0 million in availability, subject to the satisfaction of certain conditions. Concurrent with entering into the facility, the Company also fully repaid and retired a C$50.0 million convertible loan facility with Beedie Investments Ltd. ("Beedie").

Key operating and financial metrics for the Company include:

	Year ended
	December 31,	December 31,
	2025	2024
Revenue from royalty interests(1)	$11,739	$5,882
Net loss	$(4,241)	$(5,476)
Adjusted EBITDA(2)	$4,656	$1,421
Total attributable GEOs(2)	3,436	2,481
Average realized price per attributable GEO(2)	$3,467	$2,411
Average cash cost per attributable GEO(2)	$10	$10
Operating cash margin per attributable GEO(2)	$3,457	$2,401

(1) Includes fixed royalty payments.

(2) For the methodology used to calculate these measures see Non-IFRS Financial Measures.

Management's Discussion and Analysis Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

OUTLOOK

In 2026, the Company expects to receive or accrue payments on 3,500 to 4,500 attributable GEOs(1)(2). The lower end of the range reflects current operating assumptions and known constraints, while the upper end incorporates the potential impact of improved grades, continued ramp-up of key assets, and contributions from new sources of cash flow. Primary sources of cash flows from royalties and streams for 2026 are expected to include Tocantinzinho, Wharf, Aranzazu, Endeavor, La Encantada, La Guitarra, and based on operator disclosures, the Company also expects to receive initial cash flows in 2026 from Amalgamated Kirkland and La Parrilla.

Attributable GEOs are expected to be weighted toward the second half of 2026, reflecting the timing of higher-grade production and the continued ramp-up of key assets.

Achievement of guidance will be influenced by the following:

  Wharf deliveries are expected to be lower in the first half of 2026, with crushing capacity anticipated to be restored in the second quarter of 2026;
  Tocantinzinho deliveries are expected to be more heavily weighted to the second half of the year, as higher grade ore is scheduled to be mined under the mine plan;
  Deliveries from Endeavor are expected to increase progressively over the course of the year as operations continue to ramp up; and
  Relative price performance of gold versus other commodities and the resulting impact on GEO calculation.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) The pricing used to calculate the attributable GEOs include Gold $4,500/oz, Silver $75/oz, and Copper $5/lb.

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 99 royalties, streams, and other interests. Seven of the royalties and streams are in the production stage, forty are in the development stage, and the remainder are in the exploration stage.

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners:

	Year ended
	December 31,	December 31,
Attributable GEOs(1) during the period from:	2025	2024
Tocantinzinho	1,293	424
Wharf	825	679
Aranzazu	678	779
Endeavor	272	-
La Guitarra	131	45
La Encantada	122	171
NLGM(2)	98	108
El Realito	-	275
Other(3)	17	-
Total attributable GEOs(1)	3,436	2,481

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) Adjusted for the Company's proportionate share of the New Luika Gold Mine ("NLGM") held by Silverback Ltd.

(3) During the period the Company received a small amount of revenue from Plomosas related to the test mining of a bulk sample.

Management's Discussion and Analysis Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company had previously provided updated guidance that it expected to meet the lower end of its annual guidance range of 3,500 to 4,500 GEOs for 2025. Attributable GEOs for the fourth quarter and the 2025 fiscal year were negatively impacted by ramp-up delays and a safety incident at Endeavor Mine, a fire at the tertiary crusher at Wharf Mine, and by the relative outperformance of the gold price compared to copper, lead, zinc and silver over the fiscal year.

Producing Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Aranzazu	Aura Minerals Inc.	Zacatecas, Mexico	Cu, Au,Ag, Mo	1.0% NSR
Endeavor	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(1)
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(2)
New Luika	Saturn Resources	Tanzania	Au, Ag	15% Ag Stream
Tocantinzinho	G Mining	Pará, Brazil	Au	0.75% GVR
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR

(1) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

(2) Subject to partial buy-back and/or exemption.

Below are updates during the three months ended December 31, 2025, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On March 12, 2026, G Mining Ventures Corp. (“G Mining”) provided its year-end Mineral Reserves and Resources at Tocantinzinho which consisted of Proven and Probable Reserves of 1.87 Moz of gold at a grade of 1.17 g/t contained in 49,784 kt, and Measured and Indicated Resources of 1.92 Moz gold at a grade of 1.25 g/t within 47,665 kt. G Mining also stated the 2026 exploration budget for Tocantinzinho is set at $8-10 million with the intent discovering the next deposit within the Tocantinzinho land package.

On January 20, 2026, G Mining provided its 2026 and 2027 operational outlook at Tocantinzinho, where it expects to produce 160–190 koz of gold in 2026, with approximately 62% of production expected in the second half of the year as higher-grade mineralization becomes available in accordance with the mine plan. Gold production in 2027 is expected to range between 200–235 koz of gold, driven by the contribution of a full year of higher-grade Phase 2 ore at Tocantinzinho.

On January 13, 2026, G Mining reported fourth quarter Tocantinzinho gold production of 47.3 koz and gold sales of 47.5 koz, for total full-year 2025 results of 172 koz produced and 172 koz sold.

Metalla accrued 357 GEOs from Tocantinzinho for the fourth quarter of 2025 and 1,293 GEOs for the 2025 fiscal year.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On February 18, 2026, Coeur Mining, Inc. (“Coeur”) reported fourth-quarter gold production of 24.8 koz at Wharf. A fire incident occurred at Wharf’s tertiary crusher in the fourth quarter of 2025, resulting in lower ore tonnes placed on the heap leach pads. Coeur added temporary crushing capacity to help mitigate the reduction, and it expects a new crushing system to be installed during the second quarter of 2026. Coeur also released its full-year 2026 guidance for Wharf, where it expects to produce 72–90 koz of gold with production expected to steadily increase throughout the year as crushing capacity is restored. Coeur also announced it expects to spend $10-$12 million on exploration in 2026.

Management's Discussion and Analysis Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

On February 17, 2026, Coeur announced an updated technical report for Wharf that nearly doubled the mine life to approximately 12 years. Proven and Probable Mineral Reserves at Wharf increased by 65% to 1.25 Moz of gold at a grade of 0.71 g/t, contained within 55.1 Mt, and Measured and Indicated Resources of 61.8 Mt at 0.6 g/t for 1.19 Moz gold. Coeur stated that Wharf remains positioned for additional meaningful mine life extensions, with a total Inferred resource estimate of 72.9 Mt at 0.63 g/t for 1.49 Moz gold.

Metalla accrued 147 GEOs from Wharf for the fourth quarter of 2025 and 825 GEOs for the 2025 fiscal year.

Metalla holds a 1.0% GVR royalty on the gold produced at Wharf mine.

Aranzazu

On February 26, 2026, Aura Minerals Inc. ("Aura") reported fourth quarter production from Aranzazu of 18,878 GEOs (as defined by Aura), marking a 12% decrease over the third quarter of 2025, resulting mainly from metal prices as higher gold prices negatively impacted the conversion to GEOs (as defined by Aura). Aura stated that at constant prices, Aranzazu production was in line with Q2 2025 and 4% higher than Q3 2024.

Metalla accrued 156 GEOs from Aranzazu for the fourth quarter of 2025 and 678 GEOs for the 2025 fiscal year.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On March 9, 2026, Polymetals Resources Ltd. (“Polymetals”) Polymetals reported that mining of high-grade silver ore from the Upper North Lode at the Endeavor mine commenced in February, with stoping now underway and about 11,000 tonnes mined to date. Early production reconciliation from internal and third-party analysis indicates silver grades are materially higher than originally modelled, supported by confirmation of native silver in the ore. Polymetals also stated that, given the exceptional value of the Upper North Lode material, it plans to undertake a trial shipment of 30,000 tonnes of ore directly to a smelter to take advantage of highly attractive smelter terms and strong demand for silver. Direct shipment of ore has the potential to enhance realized metal value relative to concentrate production.

Metalla accrued 39 GEOs from Endeavor for the fourth quarter of 2025 and 272 GEOs for the 2025 fiscal year. Deliveries in the fourth quarter of 2025 were impacted by a fatal incident on site in October, which resulted in the temporary suspension of mining and surface operations.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

La Guitarra

On February 17, 2026, Sierra Madre provided an update on the planned expansion of the La Guitarra processing facility as part of its two-stage expansion at the La Guitarra silver-gold mine complex. Stage one is expected to increase processing capacity from 500 tpd to 750-800 tpd, with plant upgrades, tailings handling improvements, and equipment purchases already underway. Stage two is expected to increase processing capacity to 1,200-1,500 tpd by Q3 2027.

Metalla accrued 39 GEOs from La Guitarra for the third fourth of 2025 and 131 GEOs for the 2025 fiscal year.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

Management's Discussion and Analysis Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

La Encantada

On February 19, 2026, First Majestic Silver Corp. ("First Majestic") reported production of 32 oz of gold from La Encantada in the fourth quarter of 2025. First Majestic announced mining contractors were engaged at La Encantada and helped to accelerate development, bringing ore flow and development rates to budget levels during the quarter. During the quarter, one underground rig and one surface rig completed 1,863 meters of drilling on the property, where First Majestic is testing a new exploration target, La Esquina.

Metalla accrued 49 GEOs from La Encantada for the fourth quarter of 2025 and 122 GEOs for the 2025 fiscal year.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Management's Discussion and Analysis Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest from the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
15-Mile	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
15-Mile (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Akasaba West	Agnico Eagle Mines	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Capricorn Metals	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
Copper World Complex	Hudbay/Mitsubishi	USA	Cu-Mo-Ag-Au	0.315% NSR(3)
COSE	Patagonia Gold	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD	Gogama, Ontario	Au	1.5% NSR
Del Toro	First Majestic Silver	Zacatecas, Mexico	Ag, Au	2.0% NSR
Dumont	Nion Nickel	Canada	Ni-Co	2.0% NSR(1)
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(5)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	STLLR Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Gurupi	G Mining	Maranhao, Brazil	Au	1.0%-2.0% NSR(6)
Hoyle Pond Extension	Discovery Silver	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin	Unico Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
Josemaria	Lundin Mining	Argentina	Cu-Au-Ag	0.08% NPI(3)(4)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(7)
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold	San Juan, Argentina	Au	2.5% GPR(8)
Lama	Barrick Gold	San Juan, Argentina	Cu	0.25% NSR(9)
Lac Pelletier	Emperor Metals	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au, Cu	2.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(1)
Saddle North	Newmont Corporation	Canada	Cu-Au-Ag	0.25% NSR(3)
San Luis	Highlander Silver	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Taca Taca	First Quantum	Argentina	Cu-Au-Mo	0.42% NSR(1)
Twin Metals	Antofagasta PLC	USA	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Cu-Mo	0.98%; 0.49% NSR(10)
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Timmins Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
West Wall	Anglo/Glencore	Chile	Cu-Au-Mo	1.0% NPR
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to a right of first refusal to acquire an additional portion of the royalty.

(4) Subject to closing conditions.

(5) Subject to cap on payments.

(6) 1.0% NSR royalty on the first 500 koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(7) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(8) 2.5% GP royalty on first 5Moz gold, 3.75 GVR royalty thereafter.

(9) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative returns from the royalty.

(10) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

Management's Discussion and Analysis Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended December 31, 2025, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Côté-Gosselin

On October 31, 2025, Metalla completed the acquisition of the remaining 0.15% interest in the Côté-Gosselin NSR royalty for total consideration of C$3.4 million in cash from an arm’s length seller. The acquisition increased Metalla’s total royalty percentage to 1.5%. This acquisition further consolidates Metalla’s exposure to one of Canada’s largest and lowest-cost emerging gold districts.

On February 17, 2026, IAMGOLD reported approximately 3,600 meters of drilling at the Gosselin deposit during the fourth quarter, for a total of 53,750 meters in 2025. The program was focused on converting a significant portion of Inferred Resources to the Indicated category. IAMGOLD announced that the results of the Gosselin exploration program will be included in an updated Mineral Reserve and Mineral Resource estimate in the second quarter of 2026, and will inform the planned updated technical report which will consider a larger scale gold mine with a conceptual mine plan targeting both the Côté and Gosselin zones over life of mine.  The updated technical report is expected to be completed by the end of 2026. IAMGOLD also reported gold production at Côté gold mine in the fourth quarter of 125 koz (on a 100% basis), and expects production at Côté Gold in 2026 to be in the 390 – 440 koz  (on a 100% basis). Continued ramp-up and planned expansion of the Côté operation are expected to support increasing gold production over time.

Metalla holds a 1.5% NSR royalty covering less than 10% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit, and covers substantially all of the Gosselin Mineral Resource estimate. The royalty provides limited exposure to the current Côté pit but significant leverage to the advancement and potential development of the Gosselin deposit.

Gurupi

On March 12, 2026, G Mining provided its year-end Mineral Reserves and Resources at Gurupi which consisted of Indicated Resources of 1.83 Moz gold at a grade of 1.31 g/t within 43,512 kt, and Inferred Resources of 0.77 Moz gold at a grade of 1.29 g/t within 18,518 kt. G Mining also stated the project continues to advance through technical studies with an updated Mineral Resource Estimate and a Preliminary Economic Assessment targeted for the second half of 2026.  The 2026 exploration budget at Gurupi totals $21 million, supporting resource definition drilling, resumption of regional exploration, and the advancement of the Environmental and Social Impact Assessment (EISA), which is expected to be filed in the second half of 2026.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi. The announced exploration and permitting initiatives are expected to further de-risk the project and support its transition toward development.

Del Toro

On December 17, 2025, Sierra Madre announced that it had entered into an agreement to acquire Del Toro from First Majestic. Sierra Madre stated that Del Toro is a fully permitted, past-producing underground silver-gold-lead mine with a 3,000 tonne per day flotation processing circuit that operated from 2013 to 2019. Sierra Madre expects to advance exploration and prepare an updated resource report, with the goal of commencing the mine restart process at Del Toro in mid-2027 and production in mid-2028, with the possibility of restarting Del Toro within a 12-month period if silver prices continue on an upward trajectory. Sierra Madre also announced that Del Toro hosts a historical Measured and Indicated Mineral Resource estimate consisting of 592 kt grading 398 g/t for 7.57 Moz silver-equivalent and a historical Inferred Mineral Resource estimate of 1.19 million tonnes grading 293 g/t for 11.8 Moz silver-equivalent.

Metalla holds a 2.0% NSR royalty on Del Toro.

La Parrilla

On February 26, 2026, Silver Storm reported that rehabilitation plans at La Parrilla were 50% complete with production restart expected in the second quarter of 2026. Work on the primary feed and crushing circuit is nearing completion, while the flotation circuit is advancing toward an increase in nominal processing capacity from 1,000 to 1,250 tonnes per day. Rehabilitation of the oxide circuit is also underway and is expected to be completed early in the second quarter of 2026. Work is also continuing in the milling area, including upgrades to the ball mills and related infrastructure.

Management's Discussion and Analysis Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 2.0% NSR royalty on La Parrilla.

Taca Taca

On February 19, 2026, First Quantum announced the filing of an updated technical report for the Taca Taca project prepared in accordance with NI 43-101, with an effective date of December 31, 2025. The findings of the technical report support the development of Taca Taca as an open pit mine with an initial processing capacity of 40 Mtpa with an expansion to 60 Mtpa in the fifth year of operations. Highlights of the technical report include:

  average annual copper production of 291 kt in the first ten years and life-of-mine annual production of 209 kt;
  initial mine life of 35 years;
  pre-stripping and construction activities expected to take approximately 3.5 years;
  Proven and Probable Mineral Reserves total 1,990 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,429 kt of copper and 5,532 koz gold; and
  Measured and Indicated Mineral Resources total 2,078 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,716 kt of copper and 5,715 koz gold.

First Quantum also stated that next steps at Taca Taca include approval of the main permit required for development of the project, the Environmental and Social Impact Assessment ("ESIA").  First Quantum continues to work with the Province of Salta on the ESIA and approval is expected in the first half of 2026 after public consultation has been completed. First Quantum will also continue to work towards an application to the RIGI regime ahead of the application deadline of July 2027, the RIGI regime is an incentive regime for large investments created by the Argentine government.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Fosterville

On February 12, 2026, Agnico Eagle Mines Ltd. ("Agnico") reported that Fosterville produced 32 koz of gold in the fourth quarter of 2025. During 2025, a total of 74,369 meters of exploration drilling was completed across the Harrier, Cygnet, Swan, and Cardinal structures at Fosterville. In 2026, Agnico plans to complete 49,300 meters of drilling targeting extensions to mineralization at Lower Phoenix and Robbins Hill.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package which are not currently in production.

Castle Mountain

On January 14, 2026, Equinox reported that the Castle Mountain expansion is progressing through the federal government's FAST-41 permitting program, with a Record of Decision expected in December 2026. Equinox plans to advance detailed engineering and environmental studies in 2026, with an investment decision expected in the first half of 2027, subject to a positive Record of Decision and receipt of state and county permits.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

Copper World

On January 12, 2026, Hudbay announced the closing of a strategic investment from Mitsubishi Corporation for a 30% joint venture ownership interest in Copper World LLC, the entity that holds the Copper World project, for $420 million paid at closing. Hudbay intends to use the proceeds to fund the remaining definitive feasibility study costs and initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months and will contribute its pro-rata share of future equity capital contributions to build the Copper World mine. Hudbay also stated that feasibility study activities for Copper World are advancing, with the definitive feasibility study expected to be completed in mid-2026, in preparation for a Copper World sanction decision expected in 2026.

Management's Discussion and Analysis Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

15-Mile

On January 21, 2026, St Barbara Limited ("St Barbara") announced the results of the 15-Mile Processing Hub Prefeasibility Study, which outlined strong economics and an average production of 103 Koz of gold per year over an 11-year mine life. The study proposes a central mill and tailings facility at 15-Mile, with ore sourced exclusively from 15-Mile until Year 3 of operations, followed by the addition of Cochrane Hill ore in Year 3 and Beaver Dam ore in Year 4.

St Barbara noted that environmental baseline monitoring across the 15-Mile Processing Hub continues to advance, supporting permitting and development. In parallel, stakeholder engagement has progressed, with work underway on the Environmental and Impact Assessment through 2027 alongside the feasibility study. Based on an indicative project development timeline, commissioning and production could potentially be as early as 2030.

Metalla holds a 1.0% NSR royalty on the 15-Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Dumont

On February 25, 2026, Dumont Nickel LP (“Dumont Nickel”) announced its plans for the Dumont project in 2026, including: finalizing a financing package with governments, private investors, and industrial partners; concluding offtake agreements for concentrate; launching detailed engineering in the third quarter of 2026; and starting construction in 2027. Dumont Nickel also stated that the Dumont project remains the only North American project recognized by the European Economic Commission, and one of the most advanced in the world in the development-ready category.

Metalla holds a 2.0% NSR royalty on Dumont, subject to a buyback of 1.0% for C$1.0 million.

Joaquin

On March 17, 2026, Unico Silver Ltd. (“Unico”) announced a JORC(2012) Mineral Resource Estimate for Joaquin which detailed Indicated and Inferred Resources at Joaquin of 45.3 Mt grading 85 g/t silver and 0.36% gold for 123 Moz of silver and 522 koz of gold. The updated Mineral Resource Estimate was underpinned by 27,723 m of drilling completed since April 2025. Unico also stated that the maiden pre-feasibility study is on track from Q3 2026, with key technical programs underway including metallurgy, pit optimization, geotechnical studies, flowsheet design and environmental baseline work.

Metalla holds a 2.0% NSR royalty on Joaquin.

Management's Discussion and Analysis Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a royalty interest in a portfolio of properties that are in the exploration stage, including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Evolve Royalties	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Black Ridge (Carlin East)	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris/Copper Standard	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Discovery Silver	Timmins, Ontario	Au	2.0% NSR
Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
DeSantis Mine	Loyalist Exploration	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Elephant Head	Canadian Gold Miner	Canada	Au	1.0% NSR(2)
Fenn Gibb South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Capricorn Metals	Nevada, USA	Au	2.0% NSR(3)
Goodfish Kirana	Kirkland Gold Discov.	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Orla Mining	Nevada, USA	Au	2.0% NSR
Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
Janice Lake	Forum Energy	Canada	Cu-Ag	1.0% NSR(2)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Infield Minerals	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	Copper Standard	Peru	Au	1.0% NSR
Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Mirado Mine	Kirkland Lake Discov.	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources	Thunderbay, Ontario	Au	2.0% NSR
Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Red Hill	Not Applicable	Nevada, USA	Au	1.5% GOR
Ronda	PTX Metals	Shining Tree, Ontario	Au	2.0% NSR(2)
Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Sirola Grenfell	Record Resources	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Discovery Silver	Timmins, Ontario	Au	2.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Au	1.0% NSR(2)
Wollaston	Transition Metals Corp	Canada	Cu-Ag	1.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management's Discussion and Analysis Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended December 31, 2025, and subsequent period for certain exploration stage assets, based on information publicly filed by the applicable project owner:

Tower Mountain

On January 26, 2026, Thunder Gold Corp. ("Thunder Gold") announced the results of the inaugural Mineral Resource estimate at the Tower Mountain project near Thunder Bay, Ontario, including an Indicated Mineral Resource of 34.5 Mt averaging 0.46 g/t gold for a total of 514 koz gold and an Inferred Mineral Resource of 211.1 Mt averaging 0.45 g/t gold for a total of 3.05 Moz gold. Thunder Gold also announced plans to deliver the Preliminary Economic Assessment in 2027.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters to December 31, 2025:

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2025	2025	2025	2025
Revenue from royalty and stream interests	$3,323	$4,000	$2,695	$1,721
Net income (loss)	(2,403)	629	(1,736)	(731)
Earnings (loss) per share - basic and diluted	(0.03)	0.01	(0.02)	(0.01)
Weighted average shares outstanding – basic	92,631,004	92,543,216	92,521,443	92,341,558
Weighted average shares outstanding – diluted	92,631,004	94,680,847	92,521,443	92,341,558

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2024	2024	2024	2024
Revenue from royalty and stream interests	$2,130	$1,622	$875	$1,255
Net income (loss)	(1,084)	(1,169)	(1,491)	(1,732)
Earnings (loss) per share - basic and diluted	(0.01)	(0.01)	(0.02)	(0.02)
Weighted average shares outstanding – basic	91,850,425	91,641,647	91,486,913	91,028,583
Weighted average shares outstanding – diluted	91,850,425	91,641,647	91,486,913	91,028,583

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended December 31, 2025, revenue decreased compared to the prior period primarily due to a decrease in expected revenue from Endeavor, due to a safety incident and a temporary suspension of operations. Net loss increased compared to the prior period due to a decrease in revenue and higher general and administrative expenses, which are typically higher for the fourth quarter of the fiscal year.
  For the three months ended September 30, 2025, revenue increased compared to the prior period primarily due to the commencement of payment from Endeavor. Net income increased compared to the prior period primarily due to the increase in revenue and not incurring the one-time charges in the prior period related to the retirement of the convertible loan facility.
  For the three months ended June 30, 2025, revenue increased compared to the prior period primarily due to increases from Tocantinzinho, Wharf, and Aranzazu. Net loss increased primarily due to the loss on extinguishment of the convertible loan facility of $0.7 million and $0.5 million in foreign exchange losses upon extinguishment of the C$ denominated convertible loan facility, offset partially by the increase in revenue.

Management's Discussion and Analysis Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  For the three months ended March 31, 2025, revenue decreased compared to the prior period primarily due to lower amounts from Wharf and Tocantinzinho. Net loss decreased due to lower general and administrative expenses, and lower share-based payments compared to the prior period, offset partially by lower revenues and foreign exchange gains compared to the prior period.
  For the three months ended December 31, 2024, revenue increased compared to the prior period primarily due to the increase in revenue from Tocantinzinho as it ramped up to full production in the period.
  For the three months ended September 30, 2024, revenue increased, and net loss decreased compared to the prior period primarily due to the start of payments from both Tocantinzinho and La Guitarra.
  For the three months ended June 30, 2024, revenue decreased due to lower amounts compared to prior periods from Wharf and El Realito. Net loss decreased due to lower general and administrative expenses, and higher mark-to-market gains on loan liabilities compared to the prior period, offset partially by lower gross profit compared to the prior period.
  For the three months ended March 31, 2024, revenue and net loss remained roughly consistent with the prior period as the primary sources of revenue remained unchanged.

RESULTS OF OPERATIONS

Three Months Ended December 31, 2025

The Company incurred a net loss of $2.4 million for the three months ended December 31, 2025 ("Q4 2025"), compared with a net loss of $1.1 million for the three months ended December 31, 2024 ("Q4 2024").

Significant items impacting the change in net loss included the following:

  an increase in revenue from $2.1 million in Q4 2024 to $3.3 million in Q4 2025, primarily due to increases in revenue earned in the current period from Tocantinzinho, Wharf, Aranzazu, La Guitarra, and Endeavor, offset by the decrease in revenue from El Realito;
  an increase in general and administrative expenses from $1.9 million in Q4 2024 to $3.6 million in Q4 2025, primarily due to higher compensation costs as the Company expanded its team in 2025; and
  an increase in tax expense from a recovery of $0.1 million in Q4 2024 to an expense of $0.1 million in Q4 2025, primarily related to higher revenues earned in the current period.

Year Ended December 31, 2025

The Company incurred a net loss of $4.2 million for the year ended December 31, 2025 ("2025 YTD"), compared with a net loss of $5.5 million for the year ended December 31, 2024 ("2024 YTD").

Significant items impacting the change in net loss included the following:

  an increase in revenue from $5.9 million in 2024 YTD to $11.7 million in 2025 YTD, primarily due to increases in revenue earned in the current period from Tocantinzinho, Wharf, Endeavor, Aranzazu, and La Guitarra, offset by the decrease in revenue from El Realito;
  an increase in general and administrative expenses from $5.2 million in 2024 YTD to $6.6 million in 2025 YTD, primarily due to higher compensation costs as the Company expanded its team in 2025;
  a decrease in interest expense from $2.0 million in 2024 YTD to $1.6 million in 2025 YTD, primarily due to a lower interest being charged on the Company's debt in the 2025 period;
  an increase in loss on extinguishment of the convertible loan facility from $Nil in 2024 YTD, to $0.7 million in 2025 YTD.  This loss represented the difference between the carrying amount of the facility on the retirement date and the amount that was paid to retire the facility;
  an increase in foreign exchange loss from a gain of $0.6 million in 2024 YTD to a loss of $0.5 million in 2025 YTD, primarily related to the impact of the change in the US$:C$ exchange rate on the retired C$ denominated convertible loan facility; and
  an increase in tax expense from $0.1 million in 2024 YTD to $0.7 million in 2025 YTD, primarily related to higher revenues earned in the current period.

Management's Discussion and Analysis Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

SELECTED ANNUAL INFORMATION

The following table provides selected financial information for the three most recently completed financial years up to December 31, 2025:

	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Revenue from royalty and stream interests	$11,739	$5,882	$4,595
Net cash provided by (used in) operating activities	$4,408	$(2,573)	$518
Net loss	$(4,241)	$(5,476)	$(5,837)
Loss per share - basic and diluted	$(0.05)	$(0.06)	$(0.11)
Total assets	$270,866	$268,677	$276,031
Total liabilities	$(19,113)	$(16,650)	$(23,144)
Dividends declared per share (C$/share)	$-	$-	$0.03

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern.

The Company's cash balance as at December 31, 2025, was $9.8 million (December 31, 2024 - $9.7 million) and its working capital was $9.0 million (December 31, 2024 - $11.8 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for at least the next twelve months. In order to meet its capital requirements, the Company's primary sources of cash flows are expected to be from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada, and La Guitarra royalties, and drawdowns under the revolving credit facility. The Company may also raise funds by entering into new debt agreements, selling non-core assets, or issuance of shares through public and/or private placements.

During the year ended December 31, 2025, cash increased by $0.1 million. The increase was due to cash provided by operating activities of $4.4 million, cash used in investing activities of $2.1 million, and cash used in financing activities of $2.2 million. Exchange rate changes had an impact on cash of less than $0.1 million.

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with BMO and NBF for a revolving credit facility of $40.0 million (the "RCF"), with an accordion feature for an additional $35.0 million of availability (the "Accordion"), subject to certain conditions, to increase the facility to $75.0 million. BMO is the administrative agent of the Facility, and BMO and NBF are co-lead arrangers and joint bookrunners. Upon close, the Company drew down $13.1 million from the RCF and incurred transaction costs of $1.1 million which will be amortized over the term of the loan.

The RCF will be available to finance acquisitions and investments, and for general corporate purposes. The RCF has a maturity date of June 24, 2028, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Drawdowns under the RCF can either be USD base rate advances which will bear an interest rate equal to a base rate plus applicable margin, or can be term benchmark advances which will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of 0.10%, plus an applicable margin of 2.50% to 3.50% per annum depending on the Company's net leverage ratio.  The undrawn portion of the RCF is subject to standby fee of 0.56% to 0.79% per annum depending on the Company's net leverage ratio.

The RCF is subject to standard conditions and covenants which include a net leverage ratio, an interest coverage ratio, and a minimum liquidity amount. The Company was in compliance with all financial covenants as at the last day of the quarter ended December 31, 2025. The RCF is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.

Management's Discussion and Analysis Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

As at December 31, 2025, the amount drawn on the RCF was $13.1 million, the availability under the RCF was $26.9 million, and the transaction costs, net of accumulated amortization were $0.9 million.

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") with Beedie to fund acquisitions of new royalties and streams which was subsequently amended from time to time. The Loan Facility bore interest on amounts advanced and a standby fee on funds available. Funds advanced were convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest). The Loan Facility was secured by certain assets of the Company.

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible Loan Facility agreement to amend and restate the loan facility (the "A&R Loan Facility"). Pursuant to the A&R Loan Facility, the parties agreed to among other things, increase the A&R Loan Facility from C$25.0 million to C$50.0 million, amend the conversion price of the principal amount outstanding of C$16.4 million to a conversion price of C$6.00 per share, amend the conversion price of any accrued and unpaid interest (the "Accrued Interest Amount") to a conversion price equal to the market price of the shares of Metalla at the time of conversion, and to not have any accrued and unpaid fees (the "Accrued Fees Amount") convertible into Common Shares.

On February 20, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

On January 13, 2025, Beedie elected to convert C$1.5 million of the Accrued Interest Amount at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 Common Shares, which were issued on February 4, 2025. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce the Accrued Fees Amount and the Accrued Interest Amount to $Nil as of the payment date.

On June 24, 2025, concurrent with the closing of the RCF, the Company fully repaid and retired the A&R Loan Facility.  The final payments to Beedie included a repayment of the principal balance outstanding of C$16.4 million plus C$0.7 million in accrued interest and standby fees.  In connection with the retirement of the A&R Loan Facility, certain assets secured by Beedie were released and there are no further amounts due under the A&R Loan Facility.

Cash Flows from Operating Activities

During the year ended December 31, 2025, cash provided by operating activities was $4.4 million and was primarily the result of a net loss of $4.2 million, partially offset by $9.2 million for items not affecting cash, income taxes paid of $0.2 million, and a $0.3 million decrease in non-cash working capital items. During the year ended December 31, 2024, cash used in operating activities was $2.6 million and was primarily the result of a net loss of $5.5 million, partially offset by $6.2 million for items not affecting cash, payments received from derivative royalty assets related to the fourth quarter of 2023 of $0.8 million, income taxes paid of $0.4 million and a $3.7 million decrease in non-cash working capital items.

Cash Flows from Investing Activities

During the year ended December 31, 2025, cash used by the Company's investing activities was $2.1 million and was primarily related to the acquisition of royalties and streams. During the year ended December 31, 2024, cash used in the Company's investing activities was $2.0 million and was primarily related to payments related to the acquisition of royalties and streams.

Management's Discussion and Analysis Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Cash Flows from Financing Activities

During the year ended December 31, 2025, cash used in the Company's financing activities was $2.2 million, and was primarily related to draw downs from the RCF of $13.1 million offset by repayment of the A&R Loan Facility of $11.9 million, and payment of interest of $1.6 million and finance charges of $1.8 million. During the year ended December 31, 2024, cash provided by the Company's financing activities was $0.5 million primarily related to proceeds of $0.7 million for a private placement, proceeds from the exercise of stock options of $0.2 million, partially offset by interest and finance charges paid of $0.4 million.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  93,442,762 Common Shares issued and outstanding;
  2,973,557 stock options outstanding with a weighted average exercise price of C$6.41; and
  1,221,960 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Use of Proceeds from Prior Financings

During the year ended December 31, 2024, the Company raised $0.7 million in net proceeds through a private placement, to a newly hired executive, for general working capital purposes. To date, there has been no variance to the use of proceeds previously announced for those financing activities.

Requirement for Additional Financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the RCF. If future circumstances dictate an increased cash requirement and the Company elects not to delay, limit, or eliminate some of its plans, the Company may raise additional funds through debt financing, the sale of non-core assets, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management's Discussion and Analysis Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, Jason Cho, the President, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, and Chris Beer in their capacity as directors of the Company).

The aggregate value of transactions relating to key management were as follows:

	Year ended
	December 31,	December 31,
	2025	2024
Salaries and fees	$3,173	$1,713
Share-based payments	2,392	2,042
Total related party expenses	$5,565	$3,755

As at December 31, 2025, the Company had $1.8 million due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at December 31, 2025, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

Management's Discussion and Analysis Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMMITMENTS

Contractual Commitments

As at December 31, 2025, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$3,966	$-	$-	$3,966
Loans payable principal and interest payments(1)	810	14,798	-	15,608
Payments related to acquisition of royalties and streams(2)	2,500	-	-	2,500
Total commitments	$7,276	$14,798	$-	$22,074

(1) Payments required to be made on the RCF based on the closing balance, applicable interest rate, and availability under the RCF as at December 31, 2025.

(2) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026. Subsequent to year-end, the Company and the arm’s length seller amended the agreement whereby $1.25 million was paid in cash immediately and the remaining $1.25 million will be payable in cash in January 2027.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of December 31, 2025.

As at December 31, 2025, the Company had the following contingent commitments:

  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the Gurupi project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the Gurupi project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $2.0 million in cash and $2.0 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile;
  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis mine property totalling C$5.0 million in cash and Common Shares upon achievement of various production milestones; and
  The Company is obligated to make potential payments in connection with its acquisition of its royalty on Vizcachitas of $4.5 million payable in Common Shares upon the first to occur of: (i) Los Andes Copper or its successors or assignee makes a fully-financed construction decision on the Vizcachitas project; (ii) Los Andes Copper or its successor or assignee enters into an earn-in transaction with respect to the Vizcachitas project or for Los Andes Copper itself, with a third party, for a minimum interest of 51%; or (iii) Los Andes Copper or its successor or assignee sells the Vizcachitas project or  Los Andes Copper to an arms' length third party.

Management's Discussion and Analysis Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	December 31,	December 31,
	2025	2024
Financial assets
Amortized cost:
Cash and cash equivalents	$9,794	$9,717
Royalty and stream receivables	4,312	2,253
Other receivables	67	263
Fair value through profit or loss:
Marketable securities	260	305
Total financial assets	$14,433	$12,538

Financial liabilities
Amortized cost:
Trade and other payables	$3,966	$1,188
Loans payable	12,176	12,625
Acquisition payable	2,446	2,233
Fair value through profit or loss:
Derivative loan liabilities	-	68
Total financial liabilities	$18,588	$16,114

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2025, and the year ended December 31, 2024.

Management's Discussion and Analysis Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Loans payable and acquisition payables are carried at amortized cost. The RCF is classified within Level 2 because its applicable interest rate includes an adjustment based on the Company's net leverage ratio and a credit spread adjustment. As at December 31, 2025, the fair value of the RCF was $11.4 million. In prior periods, the Company had derivative loan liabilities embedded in the A&R Loan Facility that were carried at fair value and were classified within Level 3 of the fair value hierarchy, with the retirement of the A&R Loan Facility on June 24, 2025, the Company no longer has any derivative loan liabilities.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty and stream interests, its cash on-hand, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 5 of the Company's consolidated financial statements for the year ended December 31, 2025. All current liabilities are settled within one year.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2025, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, and Mexican peso would result in an increase/decrease in the Company's pre-tax loss of less than $0.1 million.

Interest Rate Risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The only financial instrument that is subject to interest rate risk is the RCF, which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges. There is no significant impact on the Company's pre-tax loss with a 1% increase or decrease in the interest rate charged on the RCF as at December 31, 2025.

Commodity Price Risk

The Company's royalties, streams, and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, copper, and silver are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Management's Discussion and Analysis Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) Adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average Cash Cost Per Attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Year ended
	December 31,	December 31,
	2025	2024
Cost of sales for NLGM(1)	$34	$26
Total cash cost of sales	34	26
Total attributable GEOs	3,436	2,481
Average cash cost per attributable GEO	$10	$10

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average Realized Price and Operating Cash Margin Per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Management's Discussion and Analysis Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's average realized price and operating cash margin per attributable GEO were:

	Year ended
	December 31,	December 31,
	2025	2024
Royalty revenue (excluding fixed royalty payments)	$11,575	$5,725
Revenue from NLGM(1)	339	257
Sales from stream and royalty interests	11,914	5,982
Total attributable GEOs sold	3,436	2,481
Average realized price per attributable GEO	$3,467	$2,411

Operating cash margin per attributable GEO(2)	$3,457	$2,401

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

The Company's Adjusted EBITDA was:

	Year ended
	December 31,	December 31,
	2025	2024
Net Loss	$(4,241)	$(5,476)
Adjusted for:
Interest expense	1,613	1,977
Finance charges	237	339
Income tax provision	669	52
Loss on extinguishment of convertible loan facility	738	-
Depletion	2,240	2,509
Foreign exchange loss (gain)	476	(612)
Share-based payments (1)	2,924	2,632
Adjusted EBITDA	$4,656	$1,421

(1) Includes stock options and restricted share units.

Management's Discussion and Analysis Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's material accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2025.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s Disclosure Controls and Procedures (“DCP”) are designed to provide reasonable assurance that the information required to be disclosed in filings made pursuant to both the SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow for timely decisions about public disclosure.

The Company’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP, as defined in the rules of the SEC and Canadian Securities Administrators, as at December 31, 2025. Based on this evaluation, the CEO and CFO have concluded that the Company’s DCP were effective as at December 31, 2025.

Internal Control Over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”), as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework (2013) (“COSO”) to evaluate the effectiveness of the Company’s ICFR.

The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s ICFR include policies and procedures that:

  Are designed to provide reasonable assurance that accounting records are maintained to accurately and fairly reflect, in reasonable detail, the transactions and dispositions of the assets of the Company;
  Are designed to provide reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  Are designed to provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  Are designed to provide reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025, based on the criteria set forth in COSO. Based on this assessment, management concluded that the Company’s ICFR were effective as at December 31, 2025.

Management's Discussion and Analysis Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company's annual consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s ICFR during the year ended December 31, 2025, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision–making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost–effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 25, 2026, which is available on www.sedarplus.ca.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a Qualified Person as defined in NI 43-101.

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the SEC applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Management's Discussion and Analysis Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future availability of funds, including drawdowns pursuant to the RCF;
  the effective interest rate of drawdowns under the RCF and the life expectancy thereof;
  the amounts that Metalla has to pay under the RCF;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the Company undertaking any offering of securities under its base shelf prospectus and corresponding registration statement;
  the 2026 exploration budget for Tocantinzinho and its focus;
  the expected 2026 and 2027 production guidance at Tocantinzinho;
  the expected 2026 production guidance at Wharf;
  the installation of a new crushing system at Wharf and the timing thereof;
  the planned exploration budget at Wharf for 2026;
  the mine life extensions at Wharf;
  the planned shipments of ores to a smelter for Endeavor, and the related realization of value;
  the two-stage exploration program at La Guitarra;
  the potential increase nameplate processing capacity at La Guitarra and the timing thereof;

Management's Discussion and Analysis Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  the testing of a new exploration target at La Encantada, La Esquina;
  the inclusion of the results of the Gosselin exploration program into an updated mineral reserve and resource estimate and the timing thereof;
  the completion of an updated NI 43-101 Technical Report for Côté gold mine including Gosselin and the timing thereof;
  the expected 2026 production guidance at Côté gold mine;
  the continued ramp-up and planned expansion at Côté gold mine;
  the release of an updated Mineral Resource Estimate and Preliminary Economic Assessment for Gurupi and the timing thereof;
  the exploration budget for Gurupi in 2026 and its focus;
  the de-risking of Gurupi and the transition to development thereof;
  the filing of an environmental and social impact assessment for Gurupi and the timing thereof;
  the completion of Sierra Madre’s acquisition of Del Toro from First Majestic;
  the advancement of exploration at Del Toro;
  the preparation of an updated mineral resource report for Del Toro;
  the commencement of the mine restart process and production at Del Toro and the timing thereof;
  the various works at La Parrilla related to the restart of operations and the timing thereof;
  the restart of operations at La Parrilla and the timing thereof;
  the mine life and processing capacity at Taca Taca;
  the pre-stripping and construction activities at Taca Taca and the timing thereof;
  the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province, and the expected timing for approval thereof;
  the submission of an application for the RIGI regime for Taca Taca and the timing thereof;
  the planned drilling at Fosterville in 2026 and the targets thereof;
  the receipt of approval of expansion at Castle Mountain under the FAST-41 program;
  the engineering and environmental studies at Castle Mountain and the timing thereof;
  the investment decision for Castle Mountain and the timing thereof;
  the use of proceeds from the Mitsubishi investment at Copper World;
  the expected additional contributions by Mitsubishi into Copper World and the timing thereof;
  the completion of a definitive feasibility study for Copper World and the timing thereof;
  the sanction decision for Copper World and the timing thereof;
  the mine life and expected production at 15-Mile;
  the production plans suggested for 15-Mile in the prefeasibility study;
  the completion of environmental baseline monitoring at 15-Mile;
  the work related to the Environmental and Impact Assessment and the feasibility study for 15-Mile and timing thereof;
  the commencement of commissioning and production activities at 15-Mile and the timing thereof;
  the finalization of a financing package, the engineering work and the commencement of construction at Dumont and the timing thereof;
  the release of a pre-feasibility study for Joaquin and the timing thereof;
  the completion of a Preliminary Economic Assessment for Tower Mountain and the timing thereof;
  the amount and timing of the attributable GEOs expected by the Company in 2026, and the factors that will include the same;
  the expected cash flows from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada and La Guitarra royalties and streams;
  the receipt of initial cash flows in 2026 from Amalgamated Kirkland and La Parrilla;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold, silver and copper prices;
  other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;

Management's Discussion and Analysis Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities in the past;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's two material assets, the Côté property and the Taca Taca property;
  risks related to general business and economic conditions;
  risks related to global financial conditions;
  risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine;
  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition among mineral royalty companies and other participants in the global mining industry;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to potential conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;

Management's Discussion and Analysis Page 29

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the RCF;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedarplus.ca and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management's Discussion and Analysis Page 30